

March 25, 2015

Mr. Vincent L. Ammann, Jr.
Senior Vice President and Chief Financial Officer
WGL Holdings, Inc.
101 Constitution Ave., N.W.
Washington, D.C. 20080

> **Re: WGL Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed November 21, 2014**
> **File No. 1-16163**

Dear Mr. Ammann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 70

Notes to Consolidated Financial Statements, page 83

Note 4. Short-Term Debt, page 92

1. Reference is made to your disclosure in the first paragraph on page 93 of Washington Gas Light Company's maximum ratio of consolidated financial indebtedness to consolidated total capitalization imposed by a credit agreement. Please tell us whether this covenant, other financial covenants and/or restrictions imposed by regulatory commissions restrict the ability of your subsidiaries or investments accounted for by the equity method to transfer funds to you in the form of loans, advances or cash dividends. If so, please tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of September 30, 2014 and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial

information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: William R. Ford
        Vice President and Chief Accounting Officer